AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

PINEBRIDGE INVESTMENTS LLC

THIS AMENDMENT is made as of March 1, 2025 to the Sub-Advisory Agreement dated March 1, 2014 (the “Agreement”) between Transamerica Asset Management, Inc. (the “Investment Adviser”) and PineBridge Investments LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

A new Section 19 is hereby added as follows:

Each party to this Agreement hereby agrees to hold any and all proprietary information or personally identifiable information it receives in connection with this Agreement confidential for a period three (3) years after the termination of this Agreement and shall exercise, at a minimum, the same care it would exercise to protect its own such information by in any case, implementing reasonable precautions to protect the confidentiality and value of such information, including implementing policies and procedures designed to prevent loss, misappropriation, misuse or dissemination to unauthorized persons, in any event in accordance with applicable law. The receiving party of any such information shall promptly notify the disclosing party of any unauthorized use or disclosure of any such information and shall assist the disclosing party in remedying any unauthorized use or disclosure of any such information caused by them.

In all other respects, the Sub-Advisory Agreement dated March 1, 2014 is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Senior Vice President

PINEBRIDGE INVESTMENTS, LLC

By:	/s/ Michael J. Kelly

Name:	Michael J. Kelly

Title:	Managing Director, Global Head of Multi-Asset

Schedule A

Fund	Investment Sub-advisory Fee*
0.15% of the first $100 million;
Transamerica Inflation Opportunities **	0.10% over $ 100 million up to $250 million;
0.05% in excess of $250 million
Transamerica Large Core ESG (formerly,	0.10% of the first $250 million;
Transamerica Large Core)***	0.09% over $ 250 and up to $500 million;
0.08% over $ 500 million
0.10% of the first $250 million;
Transamerica Large Value Opportunities***	0.09% over $ 250 and up to $500 million;
0.08% over $ 500 million
Transamerica Strategic Income (formerly,	0.18% of the first $500 million;
Unconstrained Bond)	0.17% in excess of $500 million

*	As a percentage of average daily net assets on an annual basis.
**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined based on the aggregate average daily net assets of Transamerica Inflation Opportunities, a series of the Trust, and Transamerica PineBridge Inflation Opportunities VP, a series of Transamerica Series Trust.

***

The average daily net assets for the purpose of calculating sub-advisory fees will be determined based on the aggregate average daily net assets of Transamerica Large Core ESG (formerly, Transamerica Large Core) and Transamerica Large Value Opportunities, each a series of the Trust.